Exhibit 99.3

NuCana Reports Second Quarter 2025 Financial Results and Provides Business Update

First Patients Dosed on Expansion Study of NUC-7738 in Combination with Pembrolizumab for Patients with PD-1 Inhibitor-Resistant Melanoma

Initial Data from the Expansion Study of NUC-7738 Expected in Q4 2025 with Final Data in 2026

Additional Data from the Ongoing Phase 1b/2 Study of NUC-3373 in Combination with Pembrolizumab Remain on track for 2025

Strategic Execution of ATM Offering Extends Anticipated Cash Runway into 2029

Edinburgh, United Kingdom, August 20, 2025 (GLOBE NEWSWIRE)—NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) announced financial results for the second quarter ended June 30, 2025 and provided an update on its clinical development program with its two lead anti-cancer medicines.

“We are pleased to announce that the first patients have been dosed on the expansion of our ongoing Phase 1/2 NuTide:701 study in patients with PD-1 inhibitor-resistant melanoma,” said Andrew Kay, NuCana’s Executive Chairman. “Our lead program, NUC-7738 is a novel agent that profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. We remain encouraged by the clinical observations witnessed so far. We have observed a favorable safety profile, meaningful tumor volume reduction and prolonged progression free-survival in patients with PD-1 inhibitor refractory and resistant metastatic melanoma. The expansion study is expected to enroll an additional 28 patients, increasing the planned patient population treated in combination with pembrolizumab to 40 and further supporting our registrational path.”

Mr. Kay continued, “Turning to our second program, NUC-3373 is a targeted thymidylate synthase inhibitor with immune modulating properties. We are encouraged by the data from the Phase 1b/2 NuTide:303 study, which is evaluating NUC-3373 in combination with pembrolizumab in patients with advanced solid tumors, and NUC-3373 with docetaxel in patients with lung cancer. Notable tumor volume reductions and prolonged progression free survival have been observed in these patients so far. We look forward to announcing additional data from this study later this year.”

Mr. Kay concluded, “Lastly, we strengthened our balance sheet with a financing in May and the strategic execution of an at-the-market (“ATM”) offering, extending our cash runway into 2029 and through key value-driving milestones. To date in 2025, these initiatives have raised gross proceeds of $38.4 million and with multiple data readouts ahead, we are well-positioned to deliver on our mission of improving treatment outcomes for patients with cancer.”

Anticipated Milestones

•	NUC-7738

•	Announce initial data from the Phase 1/2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab in 2025;

•	Obtain regulatory guidance from the U.S. Food and Drug Administration on pivotal study design for NUC-7738 in melanoma in 2026; and

•	Announce final data from the Phase 1/2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab in 2026.

•	NUC-3373

•	Announce additional data from the Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with pembrolizumab in patients with solid tumors in 2025.

Second Quarter 2025 Financial Highlights and Cash Position

As of June 30, 2025, NuCana had cash and cash equivalents of £8.4 million compared to £4.0 million as of March 31, 2025 and £6.7 million at December 31, 2024. Subsequent to June 30, 2025, NuCana has raised, through the ATM offering, an additional £19.0 million in gross proceeds before expenses and commission.

On July 21, 2025, having raised the full amount of capital required, NuCana announced it had successfully canceled all remaining Series A Warrants issued in the May 2025 financing, in exchange for payments of $3.6 million. This initiative fully eliminated all overhanging rights from the May 2025 financing.

NuCana expects that its cash and cash equivalents as of June 30, 2025, together with amounts raised via the ATM offering, will be sufficient to fund its planned operations into 2029.

NuCana continues to advance its clinical programs and reported a net loss of £24.1 million for the quarter ended June 30, 2025, which includes a loss on revaluation of the warrants issued in the May 2025 financing of £12.6 million, as compared to a net loss of £7.0 million for the quarter ended June 30, 2024. Basic and diluted loss per ordinary share was £0.00 for the quarter ended June 30, 2025, as compared to £0.12 per ordinary share for the comparable quarter ended June 30, 2024.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2029. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(7,104)	(6,769)	(8,829)	(13,552)
Administrative expenses	(4,523)	(1,509)	(5,590)	(3,090)
Net foreign exchange (losses) gains	(202)	(74)	(261)	21

Operating loss	(11,829)	(8,352)	(14,680)	(16,621)
Finance income	35	85	60	211
Finance expense	(12,648)	—	(12,648)	—

Loss before tax	(24,442)	(8,267)	(27,268)	(16,410)
Income tax credit	328	1,272	681	2,577

Loss for the period	(24,114)	(6,995)	(26,587)	(13,833)

Basic and diluted loss per ordinary share	(0.00)	(0.12)	(0.01)	(0.25)

Unaudited Condensed Consolidated Statements of Financial Position As At

	June 30, 2025	December 31, 2024
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,199	2,199
Property, plant and equipment	178	197
Deferred tax asset	112	113

	2,489	2,509
Current assets
Prepayments, accrued income and other receivables	1,020	922
Current income tax receivable	4,266	4,594
Cash and cash equivalents	8,443	6,749

	13,729	12,265

Total assets	16,218	14,774

Equity and liabilities
Capital and reserves
Share capital and share premium	171,673	151,827
Other reserves	86,407	78,421
Accumulated deficit	(250,696)	(224,294)

Total equity attributable to equity holders of the Company	7,384	5,954

Non-current liabilities
Provisions	58	37
Lease liabilities	79	117

	137	154
Current liabilities
Trade payables	1,098	2,705
Payroll taxes and social security	185	134
Accrued expenditure	4,735	5,714
Lease liabilities	75	73
Provisions	—	40
Derivative financial instruments	2,604	—

	8,697	8,666
Total liabilities	8,834	8,820

Total equity and liabilities	16,218	14,774

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2025	2024
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(26,587)	(13,833)
Adjustments for:
Income tax credit	(681)	(2,577)
Amortization and depreciation	136	272
Movement in provisions	(40)	—
Finance income	(60)	(211)
Finance expense	12,648	—
Interest expense on lease liabilities	5	10
Share-based payments	8,247	1,292
Net foreign exchange losses (gains)	387	(112)

	(5,945)	(15,159)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(113)	625
(Decrease) increase in trade payables	(1,607)	2,734
(Decrease) increase in payroll taxes, social security and accrued expenditure	(929)	725

Movements in working capital	(2,649)	4,084

Cash used in operations	(8,594)	(11,075)

Net income tax received	999	4,015

Net cash used in operating activities	(7,595)	(7,060)

Cash flows from investing activities
Interest received	57	218
Payments for property, plant and equipment	—	(3)
Payments for intangible assets	(96)	(176)

Net cash (used in) from investing activities	(39)	39

Cash flows from financing activities
Payments for lease liabilities	(41)	(127)
Proceeds from exercise of share options	1	3
Proceeds from issue of share capital	1,222	1,492
Proceeds from exercise of warrants	4,436	—
Proceeds from issue of warrants	4,439	—
Share issue expenses	(296)	(45)

Net cash from financing activities	9,761	1,323

Net increase (decrease) in cash and cash equivalents	2,127	(5,698)
Cash and cash equivalents at beginning of period	6,749	17,225

Effect of exchange rate changes on cash and cash equivalents	(433)	112

Cash and cash equivalents at end of period	8,443	11,639

For more information, please contact:

NuCana plc

Andrew Kay

Executive Chairman

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com